   As filed with the Securities and Exchange Commission on December 5, 2000
                                                            File No. 1.070-09693

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        _______________________________

                                AMENDMENT NO. 4
                            (Second Post-Effective)
                                      TO
                       FORM U-1 APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       _________________________________

                              Exelon Corporation
              (and Subsidiaries Listed on Signature Page Hereto)
                           10 South Dearborn Street
                                 37/th/ Floor
                               Chicago, IL 60603
       (Name of company filing this statement and address of principal executive offices)

________________________________________________________________________________

            John W. Rowe                          Corbin A. McNeill, Jr.
      Co-Chief Executive Officer                Co-Chief Executive Officer
          Exelon Corporation                        Exelon Corporation
       10 South Dearborn Street                     2301 Market Street
             37/th/ Floor                              P.O. Box 8699
         Chicago, IL 60603                        Philadelphia, PA 19101

                       _________________________________

    The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                              Randall E. Mehrberg
                   Senior Vice President and General Counsel
                              Exelon Corporation
                           10 South Dearborn Street
                                  37th Floor
                               Chicago, IL 60603

   William J. Harmon                            Kevin P. Gallen
   Jones, Day, Reavis & Pogue                   Morgan, Lewis & Bockius LLP
   77 West Wacker                               1800 M Street, N.W.
   Suite 3500                                   Washington, DC 20036-5869
   Chicago, IL 60601

     Exelon Corporation, a Pennsylvania Corporation ("Exelon"), filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") in this file on June 12, 2000, as amended September 20, 2000, November 2, 2000 and November 27, 2000 (as so amended, the "Original Financing U-1"). The purpose of this Amendment No. 3 (Second Post-Effective) is to provide additional information regarding the financing transactions approved by the Commission by Order in this matter on November 2, 2000 (Holding Co. Act Release No. 35-27266) (the "November 2 Order"). Capitalized terms used herein are used with the same meanings as in the Original Financing U-1.

EWG and FUCO Investments

     Exelon and its Subsidiaries sought approval for the Commission through the Original Financing U-1 for approval of certain financing transactions. In the November 2 Order, the Commission reserved jurisdiction over several requests including the request that Exelon be permitted to have an aggregate investment in EWGs and FUCOs of $5.5 billion. The November 2 Order approved an aggregate investment of up to $2 billion and reserved jurisdiction over the balance of the request. In Amendment No. 3 filed November 27, 2000, Exelon requested that the Commission release jurisdiction over an additional $2 billion of aggregate investment in EWGs and FUCOs (thus Exelon's aggregate investment would not exceed $4 billion) during the Authorization Period. Exelon continues to request that the Commission reserve jurisdiction over the balance of Exelon's request (i.e., an additional $1.5 billion aggregate investment). In Amendment No. 3, Exelon committed to filing a description of its procedures for identifying and mitigating, to the extent possible consistent with its business objectives, risks associated with investments in EWGs and FUCOs. Exelon noted that other registered holding companies in connection with seeking Commission approval to make investments in EWGs and FUCOs in excess of the safe harbor limit of Rule 53 have described such risks and their program for risk mitigation in detail./1/

     In support of this request, Exelon provides the following information which is added to Item 1, Description of Proposed Transaction:

     Exelon has established comprehensive procedures to identify and eliminate or mitigate risks associated with investment in FUCOs and EWGs. Exelon's business plan calls for its generation business to be focused through its Genco subsidiary. Genco will own directly the generating assets currently held by ComEd and PECO. Further, new generation projects will be developed through and owned by Genco and/or Genco's subsidiaries. Finally, Genco will conduct Exelon's power marketing business through a division know as "Power Team." The power marketing business is an integral part of the generation business, and provides significant risk mitigation. The power business includes commitments for sales of power and purchases of power. These commitments are met by a balanced portfolio of physical assets (owned generation) and contractual means - power purchase and sales agreements, output

_________________________
/1/ See The Southern Company ("Southern"), Holding Co. Act Release No. 35-26501 (April 1, 1996); Central and South West Corporation ("CSW"), Holding Co. Act Release No. 35-26653 (Jan. 24, 1997); GPU, Inc. ("GPU"), Holding Co. Act Release No. 35-26779 (Nov. 17, 1997); Cinergy, Inc. ("Cinergy"), Holding Co. Act Release No. 35-26848 (March 23, 1998); American Electric Power Company, Inc. ("AEP"), Holding Co. Act Release No. 35-26864 (April 27, 1998); and New Century Energies, Inc. ("New Century"), Holding Co. Act Release No. 35-26982 (February 26, 1999) (collectively, the "100% Orders"). In several of these filings, the applicant included a discussion similar to that provided in this amendment.

agreements, tolling arrangements and other methods. The integration of all these aspects of the power business is one of the chief means of mitigating risks in the business.

     The process described below assumes that the Genco Restructuring is fully in place. As the Commission is aware, the actual implementation of the Genco Restructuring may be delayed pending receipt of favorable tax rulings and other conditions. Nevertheless, Exelon will operate in compliance with the risk identification and management process described below both before and after Genco is formally created./2/

     Experience with EWGs and FUCOs. Both the Commission and the electric
     ------------------------------
utility industry have had significant and extensive experience with EWGs and FUCOs since these entities were created under the Energy Policy Act of 1992. Most of the uncertainties evident in the Commission's earliest dealings with these new entities about the possible impact EWGs and FUCOs could have on registered holding companies and their regulated utility subsidiaries have dissipated with the passage of time and experience. In the Commission's discussion of the adoption of Rule 53, for example, it noted that it was adopting a very conservative approach given the novel questions presented by EWGs and FUCOs./3/

     The growth in nonutility generators/4/ has been rapid since the enactment of the Energy Policy Act in 1992. The nonutility share of total electric industry capacity increased 73% from 1992 to 1998. In 1992, nonutility generators provided about 7% of total generation while that figure was 12% in 1998. Furthermore, the number of nonutility entities has increased dramatically. In 1998, nonutilities constituted 38% of all electric generating entities (investor owned, co-operative, state and federal public agencies and nonutilities). The Commission is aware of the number of EWGs owned by registered holding companies by virtue of the annual reports filed by those companies. Even more dramatic than the increasing market share of nonutility generators is the fact that the vast majority of all new electric capacity additions - 82% in
                                   ---
1998 - have been made by nonutility generators. Capacity additions in 1992 and 1998 were as follows:

     Year        Nonutility additions (MW)         Utility additions (MW)
     --------------------------------------------------------------------
     1992                 4,800                             2,000
     --------------------------------------------------------------------
     1998                 5,000                               800
     --------------------------------------------------------------------

______________________
/2/ Exelon received approval in the merger order (Holding Co. Act Release No. 35-27256 (October 19, 2000)) to conduct interim operations which would implement as much as possible the "Genco structure" before the legal Restructuring.

/3/ Adoption of Rules, Forms and Form Amendments Relating to Exempt Wholesale Generators and Foreign Utility Companies, Holding Co. Act Release No. 35-25886 (Sept. 23, 1993).

/4/ The information in this paragraph is taken from "The Changing Structure of the Electric Power Industry 2000: An Update," Energy Information Administration, Department of Energy which can be found at ttp://www.eia.doe.gov/cneaf/electricity/chg_stru_update/toc.html. For purposes
----------------------------------------------------------------
of the report, nonutility generator means entities generating electricity other than investor owned utilities, co-operatives and state or federal public
agencies.   Most nonutility generators are EWGs or "qualifying facilities" under the Public Utility Regulatory Policies Act.

It is clear that the country's future electricity needs are likely to be met largely by nonutility generators which in no small part will consist of EWGs owned by registered holding companies.

     In Rule 53 the Commission determined, as required by Section 32 of the Act, that financings for the purpose of investing in EWGs and FUCOs would not have a "substantial adverse impact" if the aggregate investment in EWGs and FUCOs did not exceed 50% of the holding company's retained earnings. Since adoption of the Rule, the Commission has determined in several cases that aggregate investments in excess of the Rule's safe harbor would not have a "substantial adverse impact." In part, the willingness to allow greater levels of investment stem from the eight years of experience with EWGs and FUCOs. The registered holding companies seeking greater levels of EWG and FUCO investments have demonstrated that EWGs and FUCOs have contributed positively to revenues and earnings of the holding company system and have not posed any unusual risks that cannot be reasonably mitigated. Although Exelon's investments in EWGs to date have been small, they have contributed positively to revenues and earnings.

     Project Review Process.  While the earliest development of EWG projects
     ----------------------
usually involved development and construction of new facilities, with the maturity of the market investments now can also involve acquisition of existing projects or groups of projects. FUCO investments have been largely of existing utility systems outside the United States, often as a result of privatization of state-owned systems. Every Exelon project investment opportunity whether of new facilities or existing facilities is initiated, reviewed and completed through a series of increasingly formal reviews to ensure the project's ultimate compliance with Exelon's investment criteria. The basic investment criteria is whether the project will result in value to shareholders. This criteria encompasses an evaluation of the risks versus the rewards of the project. Exelon also considers whether any project would result in any adverse impact on its regulated utility businesses. At any step in the process, a potential investment can be eliminated for failure to meet Exelon's strict criteria.

     The first step towards a new project investment is the preparation and approval of the Exelon corporate strategic plan. This plan, revised annually, provides the overall direction for Exelon. Each business area has defined areas of responsibility within the corporate plan. Genco will have responsibility for maintaining, acquiring and managing energy supply through its nuclear, fossil, and hydro operations groups and through Power Team, its power marketing division.

     Potential investments are first identified through a number of channels. Most generally, opportunities are recognized through requests for proposals, through discussions within on-going business relationships, through strategic customer development activities, and through extensions of existing products and services. Within Genco, the various potential investments in EWGs and FUCOs will be compared with the business strategy and then also compared to other potential projects to ensure that resources are directed to the most appropriate opportunities. For example, it is important to have diversity of economic generating capacity types and fuels to meet market commitments most economically. A balanced portfolio - measured in many different ways - is a key part of Exelon's strategy.

     Genco seeks potential investments of highest value to Exelon. For example, in the case of a potential generator investment, Genco management reviews the ability of the investment to enhance the power supply portfolio which is utilised to meet the Genco's market commitments. Fuel requirements, including commodity fuels and the necessary transportation, are carefully reviewed. Electric transmission availability and costs are analyzed. The operational requirements of the asset for sulfur dioxide emission allowances or nitrogen oxide credits are analyzed. The daily operational requirements are discussed by the individuals who will be responsible for routine management of the supply. All costs and revenues are analyzed together to determine the net present value and internal rate of return of the investment.

     Potential investments that appear to be significant opportunities are rigorously analyzed in a number of ways, not all of which are quantitative. The analysis approaches required include traditional present value calculations with sensitivities, which may be augmented with financial option valuations including simulations. In addition to financial analysis as to suitability, Genco will conduct extensive due diligence reviews to identify any risks associated with a particular project. This review process is described in more detail below.

     When Genco management has determined that a potential investment meets Exelon's initial investment criteria, the decision process continues based on corporate authorization policies. These authorization polices have been approved by the Board of Directors, and apply to investments from all business areas of Exelon. In general, the corporate authorization policies outline different approval processes depending on the size of the investment.

     Smaller investments, as defined in the authorization policies by dollar and duration terms, may be entered into by Genco's officers. Medium sized investments may require the approval of a team of senior management. Large investments ($50 million or more) and any nuclear investment require the express approval of the Exelon Board of Directors.

     Small investments are managed within the standard corporate budgeting control systems, and their lifetime success or failure contributes to Genco's measured performance.

     For medium and large investments, there is a multiple step process for approval called the ECAP (Exelon Capital Approval Process). First, these investments are presented to the Functional Review Group (FRG). The FRG is a cross-functional team comprised of professionals skilled in financial analysis, risk management, accounting, legal, tax, human relations, and information systems. The purpose of the FRG is to ensure that the required analysis for the project has been completed in an appropriate manner. The analysis review by FRG is utilized in the next step of the process, which is a review of the proposal by the Exelon Executive Management Committee.

     The Exelon Executive Management Committee is comprised of the most senior leadership from Exelon. The entire corporation is represented on this committee which is chaired by Exelon's Co-Chief Executive Officers. For each project proposal, this committee reviews the fit with the corporate strategy as well as the project's business case which includes a supporting financial analysis. The financial analysis includes the value of the project as well as sensitivities which indicated the resilience of the investment to different market and operational conditions. This committee will also compare the value of the proposed project to other potential projects and current projects to ensure an appropriate allocation of resources. Finally, this group will consider the impact of the proposed project on Exelon's overall diversification of risk with the purpose of keeping Exelon's overall portfolio risk within acceptable limits.

     If any investments represent new or significantly enlarged business risks, the investment is presented to the Risk Management Committee (RMC), which is charged with ensuring that appropriate controls and limits are placed on approved activities of the company. The RMC consists of a group of senior executives and is chaired by the Corporate Risk Officer.

     If approved by Exelon's Executive Management Committee, large investments are presented to one or more committees of the Board of Directors. These committees would include the business unit oversight committees and potentially the Executive Committee or, if recommended by the RMC, the Audit committee of the Board. The Audit Committee consists solely of directors who are not employees of Exelon or any affiliate. Consequently, projects which involve higher levels of risk, and/or new risk management requirements are approved only after review by the non-employee directors of the Board of Directors. If the appropriate committees of the Board approve the proposed project, it is then presented to the entire Board of Directors for discussion and final approval.

     Following approval by the Board of Directors, management is authorized to commit to the new investment. After an approved investment is made, further evaluation will be conducted in order to determine whether the project implementation and returns are consistent with the original expectations. This review can also include an investigation of the reasons for significant variance from the original plan. Thus, investments in EWGs and FUCOs will be monitored for continued favorable performance and under-performing investments will be considered for corrective action or divestiture.

     The due diligence process referred to above is designed to identify risks associated with a particular project and lead to strategies to mitigate, to the extent reasonably possible, those risks. The major areas of risk, Exelon's method of determining the risks and examples of steps taken to mitigate those risks are described in the following paragraphs:

     Operating Risks.  Genco will invest in those projects where it has
     ---------------
technical and operational competency. Within the Exelon system there is extensive experience with many technologies supporting electric generation. In particular, as the largest owner of nuclear powered generation in the United States, Exelon has world class expertise in managing the operational risks of nuclear generation.

     One of the largest operating expense of EWG and generating FUCO projects is fuel. Power Team has a number of professionals who are responsible for the procurement of fuel supply; arrangements for fuel transportation by pipeline, barge, rail, or truck; management of the various emissions from fossil plant combustion; and other services relating to the fuel supply of the plants. Genco's nuclear operations require additional specialized professionals to procure nuclear fuel commodity and commercial fuel rod preparation services. Genco will apply that expertise to each project to make informed decisions regarding fuel supply and where appropriate fuel mix. Transportation contracts or arrangements will be entered into or reviewed to ensure adequate fuel supplies at costs which are fixed or subject to variables that can be controlled, hedged or mitigated.

     Skills sets are occasionally required to review a potential investment which Genco does not have internally. In such cases, persons with the necessary skills are obtained either through the assistance of other areas of the Exelon system or by the use of outside consulting firms. For example, outside firms specializing in transmission availability studies and gas pipeline issues have been engaged to perform specific reviews of investments. Other Exelon employees and outside consultants are used where necessary to identify or study specific risks including operational matters, construction questions, legal risks or other risks identified herein.

     New Construction Risks.  With respect to investments involving the
     ----------------------
development of new facilities, Genco has employees with extensive experience in the planning, design, construction, and operations of the major investments it makes. Genco mitigates the risks of construction delays by providing incentives and penalties in its investment contracts dependent on the on-time performance of work by its contractors and counterparties. Other contractual provisions, such as fixed price contracts, will be used as appropriate to shift risk to contractors or other parties. Genco will seek to engage construction contractors and others who are experienced in the field and have demonstrated an ability to successfully complete similar projects.

     Insurable Risks. Potential investments are reviewed to consider insurable
     ---------------
risks, and to assign the responsibility for these to either Exelon or the counterparty by the contractual arrangements entered into for the project. Any risk which can be economically insured (e.g., casualty insurance) will be considered for insurance. Exelon will also rely on product warranties and similar undertakings by its vendors and contractors as appropriate and when economically available.

     Commercial Risks. A substantial portion of Exelon's current generating
     ----------------
assets are used as a source of supply for Exelon's own growing demand - e.g., the service obligations of ComEd and PECO and sales obligations entered into by Power Team. To the extent that Exelon has demand for output, the commercial risk of new projects is mitigated. Electricity prices are determined by supply and demand. Exelon, through its Power Team division, has extensive knowledge of the electricity markets throughout the United States and can determine the market requirements that may be satisfied by new projects. Genco will seek out projects that will continue to allow it to be a competitive supplier in its markets. Power Team's experienced market analysts will evaluate the market demand in the area where any new project is located as part of the overall assessment of a project. As is discussed below, Power Team's marketing operations substantially reduce the commercial risks associated with domestic EWG projects. Potential investments are evaluated with the requirements of Power Team in mind. Any potential investment that would require later daily decision making by Power Team is reviewed, prior to approval, with the Power Team to ensure that the contractual obligations can be met within Power Team's processes. The review takes into account scheduling requirements, generator and turbine operating characteristics, and telemetering requirements.

     Power Team's wholesale energy marketing business will benefit Exelon's domestic EWG projects, significantly reducing commercial risks. In competitive energy markets, where supply and demand balances and imbalances dictate the price for energy, the single most effective risk management tool is to have a sophisticated marketing organization that is actively involved in energy markets on a continuous basis, as Power Team does. Power Team's personnel can identify emerging trends and manage risks on a daily, monthly and year forward basis. It is also imperative to maintain, as Power Team does, an active supply and demand analysis of each market as well as a forward price curve (expectation) for energy markets. In short, an active, skilled energy marketing organization is an essential complement to, and risk-reducer of, owned electric generation assets, Conversely, those physical assets are an important hedge for the wholesale supply business.

     Financial Risks.  Exelon will seek to mitigate its financial risk to new
     ---------------
EWG and FUCO investments by using financing which is non-recourse to Exelon to the fullest extent possible consistent with Exelon's overall corporate goals and objectives. Exelon expects, however, to make significant equity investments in EWGs and FUCOs and may be required to guarantee obligations of its project subsidiaries. Such investments and guarantees will be within the limits approved by the Commission in this proceeding. Exelon will mitigate its financial exposure by its strict process for review of new projects as described herein to ensure to the fullest extent possible that its selected projects will be successful and contribute positively to revenues and earnings and fully cover their debt cost and provide a return to Exelon.

     Legal Risks--Due Diligence.  All potential investments will receive legal
     --------------------------
and due diligence review. Face-to-face meetings among the transactional staffs, lawyers, risk management, and others help to ensure full understanding of the complexities of the investment. Existing contracts including power sales agreements and other relevant arrangements are carefully reviewed by legal and business personnel. Historic reports and filings are reviewed. Site visits and inspections are made.

     Portfolio Diversification.  Apart from the detailed and comprehensive
     -------------------------
approach to the specific risks described above, Exelon believes that a major component of its corporate investment strategy is to diversify both the type and the location of projects. Exelon plans to diversity its geographic exposure within the United States and to also prudently invest in non-U.S. projects. Another method of diversification is to engage in new construction projects and acquisitions of existing facilities and power systems. New construction (or "greenfields") projects are those that involve completely new development and construction of electric facilities, principally generating stations. Greenfield projects involve a higher degree of risk and consequently a higher expectation of return because they entail a lengthy process of development and construction. To balance these greenfield project development efforts, Exelon also expects to purchase assets that are already in operation, consisting of generation projects with established power markets and market access. Further, Exelon will consider acquisitions of "packages" of assets that have already been developed by others. Finally, many traditional utilities are divesting their generating assets because of state restructing efforts and for other reasons. These quality assets are another source of project and market diversity.

     Risks of Investing in Non-U.S. Projects and in FUCOs.  Exelon does not
     ----------------------------------------------------
currently have any investments in EWGs outside the United States or in FUCOs. Nevertheless, Exelon will consider opportunities outside the United States that fit with its overall strategic plans and investment guidelines. Foreign projects will be evaluated essentially the same as U.S. projects. With respect to non-U.S. investments, Exelon understands that there are a number of additional considerations. Such considerations include:

          Country Risk and Evaluation. In connection with any investment in a FUCO or EWG in a foreign country, an analysis of that country will be undertaken. The analysis will focus on many relevant concerns including the political and economic stability of a particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities, and whether local business practices will support long-term investment of private capital. Exelon will consult as needed with appropriate experts and consultants who have direct knowledge about the country involved. Investments in non-U.S. EWGs or FUCOs will be subject to approval by the Exelon board of directors.

          Foreign currency exchange risk. There are several ways in which Exelon would expect to address this risk element, depending on the status of the host country. Where appropriate, part or all of the revenue from a project can be made payable in or indexed to hard currency (usually U.S. Dollars). In addition, Exelon could use back-up guarantees or other undertakings by the central government in the country in which the project is located to ensure payment of the U.S. dollar payments due under an off-take contract. Contractual arrangements are used to express payment in units of account or payments tied to U.S. dollar costs of new capacity. Another technique would be to borrow in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In addition, in more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.

          Legal risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property, and the obligations inherent in the financing arrangements. As noted above, the review of country risk will also include a legal analysis of potential nationalization and other sovereign risks. Of particular concern is the evaluation of the legal risk that repatriation to the U.S. of profits earned in the host country could be limited.

          Other Non-U.S. Considerations. In addition to the mitigation of the specific risks mentioned above, the country review process described above ensures that the political and economic stability of any country has been reviewed at several decisional levels up to and including Exelon's board of directors before any investment occurs. In addition to a general review, the country analysis focuses specifically on the country's electric sector and on the government's support for private ownership in that sector. Exelon expects it would use local partners in appropriate circumstances who are experienced in doing business in the host country in order to provide local experience, risk diversification, and mitigation of the risk of future expropriation or unfair regulatory treatment. Where appropriate, an additional mitigating factor is the participation of official or multilateral agencies in a project.

     De-regulation Reducing Risk. The markets in which Exelon operates are in
     ---------------------------
the process of being de-regulated by major state and Federal regulatory agencies. These activities are causing the development of a fully competitive, increasingly liquid market for power generated by Exelon's assets. Exelon's Power Team is one of the country's leading energy marketing operations with a nationwide scope and has the experience and capacity to mitigate the risks associated with owning generating assets in today's market.

     Regulation of nuclear operation, financial operations and reporting, and environmental issues regulation continues to ensure the public health and safety, and protect the interests of investors. Exelon will participate in regulatory forums to help the continuing progress of energy market deregulation. This participation also ensures that Genco's contracts are consistent with, and are not placed at risk by, the evolving rules and regulations in effect in the various markets and areas .

Securitization Transaction
--------------------------

     In the November 2 Order, the Commission approved the existing securitization transactions of PECO and any refinancing of those securities to refinance and extend the maturity of the obligations to lower interest costs.
As part of the existing securitization transactions described in the Original Financial U-1, PECO has entered into a servicing agreement with PETT. To help ensure the necessary legal separation for purposes of isolating PETT from PECO for bankruptcy purposes, the rating agencies desire any servicing arrangement to be at a market price so that a successor entity could assume the duties in the event of the bankruptcy of PECO without interruption or an increase in fees. Accordingly, the servicing agreement has provided for such pricing and will continue to do so. To the extent not already approved in the November 2 Order, Exelon seek approval under Section 13 of the Act and Rules 87, 90 and 91 as are necessary from the Commission to continue this practice. The Commission has approved substantially identical arrangements in other matters./5/




__________________

    /5/ West Penn Power Co., Holding Co. Act Release No. 27091 (Oct. 19, 1999).

                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this amendment to Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    December 5, 2000

Exelon Corporation                           Exelon Business Services Company
                                             Exelon Ventures Company
By /s/ Corbin A. McNeill, Jr.                Exelon Enterprises Company, LLC
   --------------------------                Exelon Generation Company, LLC
Co-Chief Executive Officer                   Exelon Energy Delivery Company


and                                          By Exelon Corporation

By /s/ John W Rowe                           By /s/ Corbin A. McNeill, Jr.
                                                --------------------------
Co-Chief Executive Officer                          Co-Chief Executive Officer

                                             By /s/ John W Rowe
                                                --------------------------
                                                Co-Chief Executive Officer

Commonwealth Edison Company                  PECO Energy Company

By /s/ Rebecca J. Lauer                      By /s/ Corbin A. McNeill, Jr.
   --------------------                         --------------------------
Vice President and General Counsel                  Chairman, Chief Executive
                                                    Officer and President